September 5, 2014

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Mondelēz International, Inc.
Form 8-K Dated August 6, 2014
Filed August 6, 2014
File No. 001-16483

Dear Mr. Skinner,

This letter responds to the letter dated August 26, 2014 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 8-K dated August 6, 2014 (the “Form 8-K”) of Mondelēz International, Inc. (the “Company”) filed August 6, 2014. For your convenience, we have set forth below your comment followed by our response.

Exhibit 99.1

1.	The bullet points highlighted at the beginning of the press release provided under Exhibit 99.1 include presentations of organic net revenue, adjusted operating income and adjusted EPS, each of which is a non-GAAP measure. However, this section of the press release does include presentations of corresponding amounts as determined under GAAP. Explain to us why you believe this complies with Item 10(e)(1)(i)(A) of Regulation S-K, which requires a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

We acknowledge the staff’s comment regarding the presentation of non-GAAP financial measures in the Form 8-K. For the reasons explained below, we believe that our earnings release satisfies the applicable requirements. However, in light of the staff’s comments, in future filings we will include in the bullet points at the beginning of the press release the corresponding amounts as determined under GAAP.

Each use of non-GAAP financial information in the bullets at the beginning of the press release is clearly noted and appears together on the same page of the press release as the comparable GAAP numbers. We also present the GAAP numbers in the chart on page 2 of the press release in a form that permits the reader to easily compare the GAAP and non-GAAP numbers. The footnotes to the non-GAAP numbers in the bullet points direct the reader to the definitions of the non-GAAP terms and the reconciliations of the non-GAAP numbers to the comparable GAAP numbers. In addition, each non-GAAP term in the bullet points contains either the word “organic” or “adjusted” to indicate to the reader that it represents a non-GAAP number.

Brad Skinner

September 5, 2014

Overall, we believe that this presentation provides information about our financial results in the form that our investors expect and find most useful, while fulfilling the requirement to present GAAP numbers with equal prominence.

As requested by the staff, we hereby acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the staff’s comment and look forward to resolving any concerns the staff might have. If you have any questions, please contact Carol Ward, Vice President and Corporate Secretary, at (847) 943-4373.

Sincerely,

/s/ David A. Brearton

David A. Brearton
Executive Vice President
and Chief Financial Officer

cc:	Jenifer Gallagher